Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Capital Stock

Forward Industries, Inc. (the “Company”) is authorized to issue (i) 300,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and (ii) 4,000,000 shares of “blank check” preferred stock, par value $0.01 per share, with such rights, preferences and limitations as may be set by a resolution of the Board of Directors of the Company.

The Common Stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors. The directors of the Company are elected by a plurality of the votes cast by the shareholders. On all other matters submitted to the shareholders, except as otherwise expressly provided by the Certificate of Formation or the Texas Business Organizations Code (the “TBOC”), the vote of shareholders holding a majority of the voting power of the then-outstanding shares of stock entitled to vote on the matter shall be sufficient to approve, authorize, adopt, or otherwise cause the Company to take any action. Any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting if holders of a majority of the voting power of the then-outstanding shares of capital stock entitled to vote thereon consent in writing or by electronic transmission.

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and subject to the preferential or other rights of any holders of preferred stock then outstanding, the holders of Common Stock are entitled to receive ratably, on a per share basis, all assets of the Company available for distribution to its shareholders. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities and there are no redemption provisions applicable to our Common Stock.

The holders of Common Stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on Common Stock. We have not paid cash dividends on our Common Stock since 1987 and do not plan to pay dividends on our Common Stock in the foreseeable future.

Preferred Stock

The Company’s Board of Directors is authorized, subject to limitations prescribed by the laws of the State of Texas, to provide for the issuance of shares of Preferred Stock in one or more series, and by filing a certificate of designation pursuant to Texas law, to establish the number of shares to be included in each such series, and to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of the shares of each such series. Accordingly, the Board of Directors, without shareholder approval, may issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of Common Stock.

Certain Anti-Takeover Provisions of Texas Law, Our Charter and Bylaws

Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610) provides that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “Affiliated Shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (i) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds majority of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

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The affiliated business combinations provisions of the TBOC are not applicable to:

•	the business combination of a corporation:

o	where the corporation’s original articles of incorporation or bylaws contain a provision expressly electing not to be governed by the affiliated business combinations provisions of the TBOC;

o	that adopted an amendment to its articles of incorporation or bylaws before December 31, 1997, expressly electing not to be governed by the affiliated business combinations provisions of the TBOC; or

o	that adopted an amendment to its articles of incorporation or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds majority of the outstanding voting shares of the corporation, expressly electing not to be governed by the affiliated business combinations provisions of the TBOC;

•	a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

o	as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and

o	would not at any time within the three-year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

•	a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;

•	a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; or

•	a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder’s beneficial ownership of the voting shares of the corporation.

Blank Check Preferred Stock

As stated above, the Board of Directors has the authority, without further action by the shareholders, to issue Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

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Special Meeting of Shareholders

The Certificate of Formation provides that special meetings of shareholders may be called only by the Chairperson of the Board, the Chief Executive Officer, the President, the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors, or shareholders owning not less than a majority of the voting power of the Company’s then-outstanding shares entitled to vote at such special meeting.

Advance Notice Requirements for Shareholder Nominations and Business

The Bylaws provide that nominations of persons for election to the Board and proposals of other business at an annual meeting may be made by a shareholder only if the shareholder complies with the advance notice and other procedures set forth in Section 210. To be timely, notice generally must be delivered to the Company no later than 90 days and no earlier than 120 days before the first anniversary of the preceding year’s annual meeting, subject to alternative deadlines in specified circumstances. Shareholder nominations must also comply with the applicable requirements of Section 14 of the Exchange Act, including Rule 14a-19.

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